Free Writing Prospectus

Dated July 19, 2017

Filed Pursuant to Rule 433

Registration Statement No. 333-210340

Final Term Sheet

AMC Networks Inc.

$800,000,000 4.75% Senior Notes due 2025 (the “Notes”)

Issuer:	AMC Networks Inc. (the “Company”)

Aggregate Principal Amount:	$800,000,000

Title of Securities:	4.75% Senior Notes due 2025

Final Maturity:	August 1, 2025

Coupon:	4.75%

Issue Price:	100.000% of principal amount

Yield to Maturity:	4.750%

Interest Payment Dates:	Semi-annually on each February 1 and August 1, beginning February 1, 2018

Proceeds to Issuer (Before Expenses):	$786,000,000 (98.250%)

Optional Redemption:	On or after August 1, 2021, the Company may redeem Notes, at its option, in whole or in part, at any time and from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, to the applicable redemption date, if redeemed during the twelve month period beginning on August 1 of the years indicated below:

	Year	Percentage
	2021	102.375%
	2022	101.188%
	2023 and thereafter	100.000%

Make-Whole Call:	At any time prior to August 1, 2021, the Company may redeem the Notes, at its option in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof to be redeemed plus the “Applicable Premium” calculated as described in the preliminary prospectus supplement at the rate of T+50 basis points, and accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Equity Claw:	At any time prior to August 1, 2020, the Company may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 104.750% of the principal amount thereof, plus accrued and unpaid interest, if any, using the net proceeds of certain equity offerings.

Use of Proceeds:	The Company estimates that the net proceeds from this offering will be approximately $784.2 million, after deducting the underwriting discounts and commissions and estimated expenses payable by it. The Company intends to use a portion of such proceeds to repay up to approximately $450 million of loans under its term loan A facility. The Company intends to use the remaining net proceeds from this offering for general corporate purposes.

Settlement Date:	T+7; July 28, 2017

Underwriters:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Wells Fargo Securities, LLC

Goldman Sachs & Co. LLC

CUSIP/ISIN:	00164V AE3 / US00164VAE39

It is expected that delivery of the Notes will be made to investors on or about July 28, 2017, which will be the seventh business day following the date of pricing of the Notes (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to July 28, 2017 will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (or, if available, the prospectus supplement) if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146.